Filed by Synovus Financial Corp.
Commission File No. 001-10312

Subject Company: Synovus Financial Corp.

On October 7, 2003, Synovus Financial Corp., a Georgia corporation, issued the following press release.

NEWS RELEASE

For Immediate Release

Contact:	Aimee Davis	Patrick A. Reynolds
	Media Relations	Investor Relations
	(706) 644-0528	(706) 649-4973

Synovus Announces Agreement To Acquire
Peoples Florida Banking Corporation

     Columbus, Ga., October 7, 2003 - Synovus (NYSE — “SNV”), the Columbus, Georgia-based, diverse financial services company, today announced an agreement to acquire the $249.9 million asset Peoples Florida Banking Corporation, the parent company of Peoples Bank, in a cash and stock transaction. Peoples Bank currently operates four offices, including its headquarters in Palm Harbor, Florida, and branch offices in Port Richey, Clearwater and Oldsmar. Peoples Bank will operate as a wholly- owned subsidiary of Synovus and retain its separate bank charter and name after the merger. Peoples Bank is a state-chartered, independent commercial bank organized and founded in 1996. The bank provides a comprehensive range of financial services to individuals, corporations, professional associations, nonprofit organizations and local governments in the Tampa Bay, Florida area. Consummation of the acquisition is subject to approval by the shareholders of Peoples and regulatory approval.

Synovus (NYSE: “SNV”) is a diversified financial services holding company with more than $21 billion in assets based in Columbus, Ga. Synovus provides integrated financial services including banking, financial management, insurance, mortgage and leasing services through 40 affiliate banks and other Synovus offices in Georgia, Alabama, South Carolina, Florida and Tennessee; and electronic payment processing through an 81-percent stake in TSYS (NYSE: “TSS”), the world’s largest third-party processor of international payments. Synovus is No. 9 on FORTUNE magazine’s list of “The 100 Best Companies To Work For” in 2003. See Synovus on the Web at www.synovus.com.

Synovus will be filing a Registration Statement on Form S-4 and other relevant documents concerning the merger with the SEC. Such document will also serve as a proxy statement for Peoples. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s Web site, www.sec.gov. In addition, documents filed with the SEC by Synovus will be available free of charge from the Corporate Secretary of Synovus at Suite 301, One Arsenal Place, 901 Front Avenue, Columbus, Georgia 31901, Telephone 706-649-4751. READ THE REGISTRATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

ENDIT